                                                                    EXHIBIT 99.1


                                 [ALTAREX LOGO]



CONTACT:
--------
Sondra Henrichon
Director, Investor Relations
AltaRex Corp.
(781) 672-0138  ext. 5110
shenrichon@altarex.com
----------------------
www.altarex.com / info@altarex.com


FOR IMMEDIATE RELEASE

                AltaRex to Implement 1 for 4 Share Consolidation
            -- Positions Company for Future Funding and Partnering --

WALTHAM, MA, NOVEMBER 01, 2000 - ALTAREX CORP. (TSE: AXO, OTC: ALRXF) today announced that the Company intends to implement a 1 for 4 share consolidation subject to regulatory approval. The consolidation was previously approved by the Company's shareholders at the Annual and Special Meeting of Shareholders held in May of this year. As a result of the share consolidation, the Company's approximately 74 million shares outstanding will become approximately 18.5 million shares. Investors will maintain their pro-rata percentage ownership except for minor differences resulting from fractional shares.

"This share consolidation represents an important step by the Company, which we believe will enhance our ability to continue to raise the funds necessary to move OvaRex(TM) MAb closer to the anticipated filing for U.S. regulatory approval by end of 2001," said Richard E. Bagley, President and CEO of AltaRex Corp. "A stronger balance sheet will better position the Company during ongoing corporate partnership discussions and, in conjunction with the share consolidation, is designed to allow us to access global capital markets as appropriate in the future."

"We have been greatly encouraged by recent announcements of clinical data for both OvaRex(TM) MAb and BrevaRex(R) MAb, and believe that our proprietary technology, our unique antibody-based approach to immunotherapy and our pipeline of products in development offer real promise for safe and effective treatment for specific cancers," Mr. Bagley said.

OvaRex(TM) MAb is the Company's lead product, currently in late-stage clinical development for the treatment of ovarian cancer. OvaRex(TM) MAb has received Fast Track designation from the U.S. Food and Drug Administration (FDA) which can allow for accelerated review. The Company recently completed a Phase I clinical study of BrevaRex(R) MAb and expects to conduct clinical trials of BrevaRex(R) MAb for the treatment of multiple myeloma in 2001.

                                     -more-

                                  ALTAREX CORP.
                               610 LINCOLN STREET
                               WALTHAM, MA 02451
                       TEL. 784.672.0138 FAX. 781.672.0142

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November 1, 2000
AltaRex to Implement 1 for 4 Share Consolidation
Page 2 of 2

Pursuant to the consolidation, every four pre-consolidation common shares will be exchanged for one post-consolidation common share. No fractional shares will be issued as a result of the consolidation. In order to obtain certificates representing post-consolidation common shares, shareholders will be required to complete and return a letter of transmittal together with certificates representing the holder's pre-consolidation common shares. Upon receipt of all necessary regulatory approvals, AltaRex will announce the effective date of the consolidation and mail letters of transmittal to shareholders.

AltaRex Corp. is focused exclusively on the research, development and commercialization of antibody-based immunotherapeutic products to prolong life and reduce the suffering associated with late-stage cancers. Data from clinical studies suggest that through multiple mechanisms, AltaRex's proprietary platform technology enhances the ability of the human immune system to produce an anti-tumor response. The Company has five antibody-based products in various stages of development. Its most advanced product is OvaRex(TM) MAb, in late-stage clinical development for the treatment of ovarian cancer.

Additional information about AltaRex research and development, news and events can be found on its web site at www.altarex.com. Clinical information can also be found on the CenterWatch web site at www.centerwarch.com. Additional information about ovarian cancer can be found at www.nci.nih.gov, www.ovariancanada.org and at www.ovarian.org.



This news release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "expects" and similar expressions are intended to identify forward-looking statements. Such risks and uncertainties include, but are not limited to our need for capital and the risk that the Company can not raise funds on a timely basis on satisfactory terms or at all, changing market conditions, completion of clinical trials, patient enrollment rates, uncertainty of pre-clinical, retrospective and early clinical trial results, such as the results described above which may not be indicative of results that will be obtained in ongoing or future clinical trials, the establishment of manufacturing processes and new corporate alliances, the timely development, regulatory approval and market acceptance of the Company's products, uncertainty as to whether patents will issue from pending patent applications and, if issued, as to whether such patents will be sufficiently broad to protect the Company's technology, and other risks detailed from time-to-time in the Company's filings with the United States Securities and Exchange Commission and Canadian securities authorities.

        THE TORONTO STOCK EXCHANGE HAS NOT APPROVED OR DISAPPROVED OF THE
                         INFORMATION CONTAINED HEREIN.

                                       ###


                                  ALTAREX CORP.
                               610 LINCOLN STREET
                               WALTHAM, MA 02451
                       TEL. 781-672-0138 FAX. 781-672-0142